# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VOXX INTERNATIONAL CORPORATION, CIK 0000807707
CUSIP: 91829F104
Title of class of securities: Class A Common Stock, $.01 par value per share
Address of issuer's principal executive offices: 2351 J Lawson Blvd, Orlando, Florida (FL), 32824
Date of event which requires filing of this statement: 12/17/2024
Filed by CIK 0000903634
Persons authorized to receive notices and communications: Larry N. Stopol, Stopol & Camelo, LLP, 180 Marcus Blvd., Hauppauge, New York (NY), 11788, 516-317-2869

## Reporting persons
- SHALVOXX A HOLDCO LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 1,915,373; shared voting power 0; sole dispositive power 1,915,373; shared dispositive power 0; aggregate amount beneficially owned 1,915,373 (9.5% of the class)
  Comment: The percent of shares of Class A Common Stock was based upon 20,253,775 shares of Class A Common Stock outstanding as of December 17, 2024 as set forth in the Merger Agreement (as defined below).
- SHALVOXX B HOLDCO LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 2,144,152; shared voting power 0; sole dispositive power 2,144,152; shared dispositive power 0; aggregate amount beneficially owned 2,144,152 (9.6% of the class)
  Comment: Represents 2,144,152 shares of Class A Common Stock issuable upon conversion of 2,144,152 shares of Class B Common Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock at any time by the holder thereof.
  
  The percent of shares of Class A Common Stock was based upon an aggregate of 22,397,927 shares of Class A Common Stock, consisting of (i) 20,253,775 shares of Class A Common Stock outstanding as of December 17, 2024 as set forth in the Merger Agreement (as defined below), and (ii) 2,144,152 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock).
- John J. Shalam (CIK 0000903634): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,059,525; sole dispositive power 0; shared dispositive power 4,059,525; aggregate amount beneficially owned 4,059,525 (18.1% of the class)
  Comment: Represents (i) 1,915,373 shares of Class A Common Stock held by SHALVOXX A HOLDCO LLC and (ii) 2,144,152 shares of Class A Common Stock issuable upon conversion of 2,144,152 shares of Class B Common Stock held by SHALVOXX B HOLDCO LLC.
  
  The percent of shares of Class A Common Stock was based upon an aggregate of 22,397,927 shares of Class A Common Stock, consisting of (i) 20,253,775 shares of Class A Common Stock outstanding as of December 17, 2024 as set forth in the Merger Agreement (as defined below), and (ii) 2,144,152 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock.
- Ari M. Shalam (CIK 0001526394): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 57,991; shared voting power 4,059,525; sole dispositive power 57,991; shared dispositive power 4,059,525; aggregate amount beneficially owned 4,117,516 (18.4% of the class)
  Comment: Represents (i) 19,057 shares of Class A Common Stock, and (ii) 38,934 shares of Class A Common Stock issuable upon conversion of 38,934 shares of Class B Common Stock, in each case held by Mr. A. Shalam.
  Represents (i) 1,915,373 shares of Class A Common Stock held by SHALVOXX A HOLDCO LLC, and (ii) 2,144,152 shares of Class A Common Stock issuable upon conversion of 2,144,152 shares of Class B Common Stock held by SHALVOXX B HOLDCO LLC.
  The percent of shares of Class A Common Stock was based upon an aggregate of 22,397,927 shares of Class A Common Stock consisting of (i) 20,253,775 shares of Class A Common Stock outstanding as of December 17, 2024 as set forth in the Merger Agreement, and (ii) 2,183,086 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $.01 par value per share
Name of issuer: VOXX INTERNATIONAL CORPORATION
Address of issuer's principal executive offices: 2351 J Lawson Blvd, Orlando, Florida (FL), 32824
Comment: This Schedule 13D is intended to replace that certain Schedule 13D dated June 30, 1993 filed by John J. Shalam, as amended by (i) Amendment No. 01 to Schedule 13D filed by Mr. J. Shalam on October 15, 2020, and (ii) Amendment No. 02 to Schedule 13D filed by Mr. J. Shalam on November 5, 2020 relating to the Class A Common Stock, $0.01 par value per share ("Class A Common Stock"), of VOXX International Corporation. The purpose of this Schedule 13D is to add additional reporting persons and report the entry into a Voting and Support Agreement by SHALVOXX A HOLDCO LLC, SHALVOXX B HOLDCO LLC and Ari M Shalam.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by the following persons (collectively, the "Reporting Persons")
(i) SHALVOXX A HOLDCO LLC ("ShalvoxxA");
(ii) SHALVOXX B HOLDCO LLC ("ShalvoxxB");
(iii) John J. Shalam; and
(iv) Ari M. Shalam
Residence or business address: The Reporting Persons have an address of: c/o VOXX International Corporation, 2351 J Lawson Blvd., Orlando, FL 32824
Present principal occupation or employment: Mr. J. Shalam and Mr. A. Shalam are the Managers of each of ShalvoxxA and ShalvoxxB, and pursuant to the limited liability company agreements of such entities, must unanimously agree to make any voting decisions or election to dispose of the shares of Class A Common Stock or shares of Class B Common Stock, $0.01 par value (the "Class B Common Stock") held by ShavloxxA and ShavloxxB, respectively. The principal occupation of Mr. J. Shalam is serving as Chairman Emeritus of the Issuer. The principal occupation of Mr. A. Shalam is sourcing, financing, acquiring, developing, and managing real estate. Mr. A. Shalam is also the Chairman of the Board of the Issuer, and was formerly an executive officer of the issuer. The principal business address for each of the Reporting Persons is c/o VOXX International Corporation, 2351 J Lawson Blvd., Orlando FL 32824.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of ShalvoxxA and ShalvoxxB are Florida limited liability companies. Mr. J. Shalam and Mr. A. Shalam are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Class A Common Stock owned of record by ShalvoxxA, and the Shares of Class B Common Stock owned by ShalvoxxB, were contributed to such entities by Mr. J. Shalam on September 10, 2020. The shares of Class B Common Stock contributed to ShalvoxxB by Mr. J. Shalam were acquired prior to the Company's initial public offering in May 1987 in exchange for shares held and issued by a predecessor of the Company. The shares of Class A Common Stock contributed by Mr. J. Shalam were acquired through (i) conversion of shares of Class B Common Stock into Class A Common Stock and (ii) the receipt from the Issuer, and the exercise or settlement, of stock option and restricted stock or restricted stock unit grants, as the case may be, from time to time. Mr. J. Shalam and Mr. A. Shalam are the Managers of ShalvoxxA and Shalvoxx B, and must unanimously agree on voting decisions and dispositions of such shares.

In addition to the shares of Class A Common Stock and Class B Common Stock (together, the "Company Common Stock") that Mr. A. Shalam beneficially owns through his capacity as Mangaer of ShalvoxxA and Shalvoxx B, respectively, Mr. A. Shalam owns 38,934 shares of Class B Common Stock, and 19,057 shares of Class A Common Stock, including (i) shares of Class A Common Stock purchased in the open market and (ii) shares of Class A Common Stock received from the Issuer, and the exercise or settlement of stock option and restricted stock or restricted stock unit grants, as the case may be, from time to time.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons beneficially own the shares of the Company Common Stock for investment purposes. The Reporting Persons serve as directors of the Issuer, and hold approximately 55.4% of the voting power of the outstanding shares of the Company Common Stock in the aggregate, and therefore, are in a position to influence certain activities of the Issuer and to take certain significant corporate actions specified in (a) through (j) of Schedule 13D.

The information in Item 6 regarding Issuer's entry into an Agreement and Plan of Merger and the entry into a Voting and Support Agreement by ShalvoxxA, ShalvoxxB and Mr. A. Shalam. is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
A. ShalvoxxA

The percent of shares of Class A Common Stock was based upon 20,253,775 shares of Class A Common Stock outstanding as of December 17, 2024 as set forth in the Merger Agreement (as defined below).

Percentage: Approximately 9.5%

B. ShalvoxxB

The percent of shares of Class A Common Stock was caldculated based upon an aggregate of 22,397,927 shares of Class A Common Stock, consisting of (i) 20,253,775 shares of Class A Common Stock outstanding as of December 17, 2024 as set forth in the Merger Agreement (as defined below), and (ii) 2,144,152 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock.

Represents 2,144,152 shares of Class A Common Stock issuable upon conversion of 2,144,152 shares of Class B Common Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock at any time by the holder thereof.

Percentage: Appproximately:9.6%

C. Mr. J. Shalam

The percentage of the Class A Common Stock for Mr. J. Shalam was calculated based on an aggregate of 22,397,927 shares of Class A Common Stock, consisting of (i) 20,253,775 shares of Class A Common Stock outstanding as of December 17, 2024 as set forth in the Merger Agreement (as defined below), and (ii) 2,144,152 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock.

As of December 17, 2024, Mr. J. Shalam was the beneficial owner of 4,059,525 shares of Class A Common Stock. The foregoing number of shares represents (i) 1,915,373 shares of Class A Common Stock held by ShalvoxxA, and (iii) 2,144,152 shares of Class A Common Stock issuable upon conversion of 2,144,152 shares of Class B Common Stock held by ShalvoxxB. Shares of Class B Common Stock are convertible into shares of Class A Common Stock at any time by the holder thereof.

Percentage: Approximately 18.1%

D. Mr. A. Shalam

The percent of shares of Class A Common Stock for Mr. A. Shalam was based upon an aggregate of 22,397,927 shares of Class A Common Stock consisting of (i) 20,253,775 shares of Class A Common Stock outstanding as of December 17, 2024 set forth in the Merger Agreement, and (ii) 2,183,086 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock.

As of December 17, 2024, the Reporting Person was the beneficial owner of 4,117,516 shares of Class A Common Stock, consisting of (i) 1,915,373 shares of Class A Common Stock held by ShalvoxxA, (b) 19,057 shares of Class A Common Stock held by Mr. A. Shalam, (iii) 2,144,152 shares of Class A Common Stock issuable upon conversion of 2,144,152 shares of Class B Common Stock held by ShalvoxxB, and (iv) 38,934 shares of Class A Common Stock issuable upon conversion of 38,934 shares of Class B Common Stock held by Mr. A. Shalam. Shares of Class B Common Stock may be converted into shares of Class A Common Stock at any time by the holder.

Percentage: Approximately 18.4%

The Issuer's Amended and Restated Certificate of Incorporation sets forth, among other things, certain rights of and restrictions on holders of the Company Common Stock. In general, holders of both classes of common stock vote as a single class on all matters except the election, or removal without cause, of Class A or Class B directors and any class votes required by Delaware law. In all cases, each share of Class A Common Stock is entitled to cast one vote per share and each share of Class B Common Stock is entitled to cast ten votes per share.
Number of shares as to which each person has sole or shared power to vote or dispose:
A. ShalvoxxA:

Sole Voting Power: 1,915,373
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 1,915,373
(4) Shared Dispositive Power: 0

B. Shalvoxx B:

(1) Sole Voting Power: 2,144,152
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 2,144,152
(4) Shared Dispositive Power: 0

C. Mr. J. Shalam:

Sole Voting Power: 0
(2) Shared Voting Power: 4,059,525
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 4,059,525

Mr. A. Shalam:

(1) Sole Voting Power: 57,991
(2) Shared Voting Power: 4,059,525
(3) Sole Dispositive Power: 57,991
(4) Shared Dispositive Power: 4,059,525
Transactions in the class effected during the past sixty days: No transactions were effected by the Reporting Persons during the past sixty days in shares of Company Common Stock.
Other persons with the right to receive dividends or sale proceeds: ShalvoxxA and ShalvoxxB and their respective members may receive dividends paid by the Issuer on shares of Company Common Stock, or the proceeds from the sale of the shares of Company Common Stock held by ShalvoxxA and ShalvoxxB, respectively.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. J. Shalam and Mr. A Shalam are each a Manager of ShalvoxxA and ShalvoxxB, and must unanimously agree on voting decisions and dispositions of shares.

Merger Agreement
On December 17, 2024, Gentex Corporation ("Parent"), Instrument Merger Sub, Inc., a wholly owned subsidiary of Parent ("Merger Sub"), and the Issuer, entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the "Merger"). Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger: (a) each issued and outstanding share of Company Common Stock (other than shares owned by the Issuer, Parent or Merger Sub or any subsidiary of the Issuer, Parent or Merger Sub or by stockholders of the Company who have neither voted in favor of the Merger nor consented to the Merger in writing and who have properly and validly exercised their statutory appraisal rights) will be cancelled and converted into the right to receive an amount of cash equal to $7.50, without interest, and (b) each outstanding restricted stock unit of the Issuer, whether vested or unvested as of the effective time of the Merger, will be cancelled and converted into the right to receive a cash payment equal to the product of (i) the number of shares of Company Common Stock underlying such Company RSU multiplied by (ii) $7.50, less applicable withholding taxes. Consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including adoption of the Merger Agreement by the Company's stockholders and the absence of any statute, rule, regulation, order, or other legal or regulatory restraint preventing, prohibiting or enjoining the consummation of the Merger. As more fully set forth in the Merger Agreement, upon the closing of the Merger, concurrent with the aforementioned cancellation and conversion into the right to receive cash, all of the Company Common Stock and restricted stock units of the Issuer (the "Issuer Securities") will be cancelled and extinguished, and Parent shall own 100% of the outstanding equity securities of the surviving Issuer. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

Voting and Support Agreement
On December 17, 2024, in connection with the Merger Agreement, ShalvoxxA, ShalvoxxB, Ari M. Shalam and certain family members (the "Shalam Stockholders") entered into a Voting and Support Agreement (the "Support Agreement") with Parent and Merger Sub. Pursuant to the Support Agreement, the Shalam Stockholders agreed, among other things, to (i) vote all of the shares of Company Common Stock held by them in favor of the adoption of the Merger Agreement and against any action that would reasonably be expected to prevent or materially delay or impede the transactions contemplated by the Merger Agreement, (ii) vote all shares of Company Common Stock beneficially owned by them against any alternative acquisition proposal (iii) not transfer their shares of Company Common Stock, subject to certain limited exceptions. Pursuant to the Support Agreement, the Shalam Stockholders granted to Parent an irrevocable power of attorney and proxy to vote their shares of Common Stock in accordance with the requirements of the Support Agreement in the event that the Shalam Stockholders shall violate their voting obligations under the agreement. The Support Agreement and all obligations of the Shalam Stockholders thereunder automatically terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, and (iii) the Board making a recommendation adverse to the Merger Agreement and Merger. In the aggregate, the Shalam Stockholders own approximately 57% of the voting power of the outstanding shares of Company Common Stock. The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 99.2 and is incorporated herein by reference.
Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Agreement and Plan of Merger, dated as of December 17, 2024 by and among Parent, Merger Sub, and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on December 18, 2024).
Exhibit 99.2 Voting and Support Agreement, dated December 17, 2024 by and among Parent, Merger Sub, and the Shalam Stockholders (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 18, 2024).
Exhibit 99.3 Joint Filing Agreement (filed herewith).

## Signatures
- SHALVOXX A HOLDCO LLC: /s/ Ari M. Shalam, Ari M. Shalam/Manager (12/23/2024)
- SHALVOXX B HOLDCO LLC: /s/ Ari M. Shalam, Ari M. Shalam/Manager (12/23/2024)
- John J. Shalam: /s/ John J. Shalam, /s/ John J. Shalam (12/23/2024)
- Ari M. Shalam: /s/ Ari M. Shalam, Ari J. Shalam (12/23/2024)